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02003377

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Legacy Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1179 North McDowell Boulevard
(No. and Street)

Petaluma	CA	94954
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cory Chamberlain (800) 496-4330
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name — *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	94105
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. Steven Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Legacy Financial Services, Inc., as of

December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO

Title

2/20/02

Kathleen J Heaney

Notary Public

KATHLEEN J. HEANEY
Comm. # 1214326
NOTARY PUBLIC · CALIFORNIA
Sonoma County
My Comm. Expires March 29, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors and Shareholder of
Legacy Financial Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statement of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Legacy Financial Services, Inc. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

Legacy Financial Services, Inc.
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 783,983
Commissions receivable	552,123
Prepaid expenses	6,993
Due from affiliates	98,794
Deferred rent	69,042
Deferred tax assets	53,906
Deposits and other assets	48,462
Total assets	$ 1,613,303
Liabilities and Shareholder's Equity	
Liabilities	
Commissions payable	$ 545,388
Insurance premiums received in advance	136,158
Accounts payable and accrued liabilities	117,126
Accrued compensation	158,032
Total liabilities	956,704
Commitments and contingencies (Note 4)	-
Shareholder's equity:	
Common stock, no par value, 1,000 shares authorized, issued and outstanding	50,000
Additional paid-in capital	2,662,965
Accumulated deficit	(2,056,366)
Total shareholder's equity	656,599
Total liabilities and shareholder's equity	$ 1,613,303

The accompanying notes are an integral part of these financial statements.

W:\CLIENT\legacy\01fs\dec31.doc 02/27/2002 4:03 PM

Legacy Financial Services, Inc.
Statement of Operations
For the year ended December 31, 2001

Income	
Commissions	$ 15,095,448
Other	207,306
Total income	15,302,754
Expenses	
Commissions	13,383,636
Compensation and benefits	1,754,579
Marketing and sales promotion	267,569
Occupancy	554,877
Management fees	387,300
Professional fees	129,769
Courier and postage	46,241
Travel and entertainment	58,818
Licenses and fees	57,335
Other	141,148
Total expenses	16,781,272
Net loss before tax benefit	(1,478,518)
Income tax benefit	552,980
Net loss	$ (925,538)

The accompanying notes are an integral part of these financial statements.

Legacy Financial Services, Inc.
Statement of Changes in Shareholder's Equity
For the year ended December 31, 2001

	Number of Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2001	1,000	$50,000	$ 1,741,000	$ (1,130,828)	$ 660,172
Contributions from Parent			921,965		921,965
Net loss				(925,538)	(925,538)
Balance, December 31, 2001	1,000	$50,000	$ 2,662,965	$ (2,056,366)	$ 656,599

The accompanying notes are an integral part of these financial statements.

Legacy Financial Services, Inc.
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (925,538)
Adjustments to reconcile net loss to net cash used in operating activities:	
Representative stock option expense	151,965
Changes in operating assets and liabilities:	
Commissions receivable	207,349
Prepaid expenses	36,279
Insurance premiums received in advance	6,905
Deferred rent	111,042
Deferred tax assets	(104,767)
Deposits and other assets	20,924
Commissions payable	(17,762)
Accounts payable and accrued liabilities	(18,214)
Accrued compensation	4,336
Due from affiliates, net	(92,597)
Net cash used in operating activities	(620,078)
Cash flows from investing activities	
Repayments of notes receivable	90,278
Net cash provided by investing activities	90,278
Cash flows from financing activities	
Contributions from Parent	770,000
Cash provided by financing activities	770,000
Net increase in cash	240,200
Cash and cash equivalents, beginning of year	543,783
Cash and cash equivalents, end of year	$ 783,983
Supplemental disclosure of cash flow information	
Cash received from Parent for tax benefits, net	$ 406,016

The accompanying notes are an integral part of these financial statements.

1. The Company

Legacy Financial Services, Inc. (the Company), a wholly-owned subsidiary of Regan Holding Corp. (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Regulatory Board, and the Securities Investor Protection Corporation. The Company engages in the offer and sale of variable life and annuity products, mutual funds and certain equity securities to the clients of its registered representatives (the Representatives), most of whom are not employees of the Company.

The Company is a fully disclosed broker-dealer and, as such, holds no customer funds or securities. All trades are transacted through investment company product sponsors ("sponsors") or clearing broker-dealers.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Commission Revenue and Expense

Commission revenue and expense from customer securities transactions are recorded on the trade date.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and in banks and short-term investments with an original maturity of 90 days or less at the date of purchase. Their carrying amount approximates market value.

Income Taxes

The Company's operations are included in the consolidated federal income tax return of the Parent. In accordance with a tax sharing agreement with the Parent, a receivable or payable is recorded for the federal tax benefit or liability resulting from the Company's operations. The Company files tax returns in several states and its tax provision is determined on the basis of those returns, or if a combined state return is filed, the tax provision is determined on a separate company tax basis. Pursuant to the agreement, the Company receives payment from the Parent for net operating losses, net capital losses and other tax credits to the extent the benefit is utilized by the Parent. The Company's effective tax rate differs from the federal statutory rate of 34%, primarily due to state taxes.

3. Insurance Premiums Received in Advance

The Company obtains annual Errors and Omissions ("E&O") insurance coverage for the Company and on behalf of the Representatives. For such coverage, the Company charges each Representative approximately $950 per year. The amount received from the Representatives in excess of the premiums paid by the Company is amortized evenly over the coverage period and is reflected as other income in the accompanying Statement of Operations. During 2001, the Company collected premiums from Representatives relating to fiscal 2002 E&O insurance coverage; however, as of December 31, 2001, the Company had not paid any amounts for the fiscal 2002 E&O insurance. As such, the amounts are reflected as insurance premiums received in advance in the Statement of Financial Condition at December 31, 2001.

4. Commitments and Contingencies

The Company occupies space in a building in Petaluma, California, which was previously owned by the Parent. In conjunction with the sale of the building in 2000 to a third party, the Parent negotiated a lease on behalf of the Company with the third party. The lease is for two years beginning in January 1, 2001 with a monthly contribution of $18,700. The lease was subsequently amended to include a termination provision that would allow the Company to terminate the lease not prior to May 1, 2002. The Company notified the lessor in January 2002 of its intent to terminate the lease effective May 1, 2002. Related rent expense of $224,400 was recorded in occupancy expense for 2001. The Company's minimum lease commitment for 2002 totals $74,800.

The negotiated rent between the Company and the third party is believed to be below market value. As a result, the Company has recorded a deferred asset that is being amortized on a straight line basis over the term of the lease.

The Company has agreed to indemnify its clearing broker-dealer for credit losses that the clearing broker-dealer may sustain from the customer accounts introduced by the Company. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers obligations. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business. Management is not aware of any material asserted or unasserted litigation that existed at December 31, 2001.

5. Notes Receivable

The Company had two non-interest bearing notes receivable from Representatives that were paid in full during 2001. The Company recorded discounts on the notes using an interest rate of 7% per annum. Accordingly, the Company recorded $1,829 in other income during 2001 using the effective interest method.

6. Shareholder's Equity

During the year ended December 31, 2001, the Parent contributed $921,965 to the Company. Of those contributions, $151,965 was related to stock options granted to Representatives. These contributions are reflected as an increase to additional paid-in capital in the Statement of Changes in Shareholder's Equity.

The Company has incurred cumulative losses since its inception in 1995. The Parent has committed to make sufficient contributions to support the Company's operations through February 2003.

7. Related Party Transactions

Management Agreement

The Company has an agreement (the Management Agreement) with Legacy Marketing Group (LMG), another wholly-owned subsidiary of the Parent. Pursuant to the Management Agreement, the Company utilizes for its operations certain executive, finance, data processing and other personnel employed by LMG. As consideration for these services, the Company compensates LMG each month based on estimated usage (the Management Fee). Each party has the right to terminate the Management Agreement without cause upon notice of at least 30 days. Management Fees of $387,300 are included in the accompanying Statements of Operations for the year ended December 31, 2001.

Facilities Agreement

The Company has an agreement (the Facilities Agreement) with the Parent whereby the Company is granted use of the Parent's office furniture and office equipment. As consideration for the use of these facilities, the Company compensates the Parent at a fixed rate per Company employee per month (the Facilities Fee). Such amounts are payable at the beginning of each month, according to the number of employees at the end of the prior month. The Facilities Fee is adjusted annually, effective January 1st, to reflect changes in the Parent's costs. Each party has the right to terminate the Facilities Agreement without cause upon notice of at least 30 days. Facilities Fees of $114,117 are included in occupancy expense in the accompanying Statements of Operations for the year ended December 31, 2001.

Due from Affiliates, Net

During the year ended December 31, 2001, the Company received advances from LMG and the Parent. In addition, pursuant to the Company's tax sharing agreement with the Parent (see Notes 2 and 12), the Company had a receivable from the Parent at December 31, 2001. Additionally, the Company had outstanding advances to Legacy Advisory Services, Inc. (LAS) and to Values Financial Network (VFN), two other wholly-owned subsidiary's of the Parent. The Company pays direct expenses on behalf of LAS for which it is reimbursed.

Amounts due from affiliates, net, at December 31, 2001 consist of the following:

Due from Parent, net	$ 106,345
Due to LMG	(9,646)
Due from LAS	1,445
Due from VFN	650
	$ 98,794

8. Stock Option Plans

The Company currently participates in two stock-based compensation plans sponsored by the Parent, the Regan Holding Corp. Producer Stock Option and Award Plan (the "Representative Option Plan") and the Regan Holding Corp. 1998 Stock Option Plan (the "Employee Option Plan").

Under the Representative Option Plan, the Parent may grant to LMG's producers and LFS Representatives non-qualified stock options to purchase the Parent's common stock. 9,500,000 shares have been reserved for grant under the Representative Option Plan. The Parent granted 302,496 options to Representatives of the Company during the year ended December 31, 2001. These Representative options vest upon grant and generally expire in six years.

The Company recorded $151,965 in 2001 relating to stock options granted in January 2001. This charge is included in marketing and sales promotion expense and contributions from Parent to additional paid-in capital in the accompanying Statements and reflects a pro-rata measurement of the options based upon management's best estimate of the fair value of the options. The fair value of the options was estimated using the Black-Scholes option-pricing model with the following assumptions: risk free interest rates of 5%; expected volatility of 28.33; and expected lives of six years. A dividend yield assumption was not applicable, as the Parent's stock is not publicly traded nor does the Parent pay dividends.

Under the Employee Option Plan, the Parent may grant to employees and directors of the Company incentive stock options and non-qualified options to purchase the Parent's common stock. 5,500,000 shares have been reserved for grant under the Employee Option Plan. The employee options generally vest over four or five years and expire in ten years. The Parent granted 36,200 options to employees of the Company during the year ended December 31, 2001.

The Company accounts for options issued to employees using the intrinsic value method in accordance with APB No. 25 and related interpretations. No compensation expense for options issued to employees has been recognized as the deemed fair value on the measurement date, which was generally the date of grant, was equal to the exercise price. Had the Company elected to recognize compensation expense in accordance with Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, the effect on the Company's net loss for 2001 would be immaterial.

9. Defined Contribution Plan

All employees of the Company are eligible to participate in a qualified defined contribution 401(k) plan (the Plan), which is sponsored by the Parent. The Plan allows employees to defer, on a pre-tax basis, up to 15% of their compensation as contributions to the Plan, subject to certain limitations as set forth in the Internal Revenue Code. The Company matches 50% of an employee's contribution, up to a maximum of 6% of the employee's annual compensation. Expenses incurred by the Company related to the Plan during the year ended December 31, 2001 aggregated $26,279.

10. Producer Compensation Deferral Plan

During the year ended December 31, 2001, $255,382 in commissions were deferred by Representatives under the Regan Holding Corp. Producer Commission Deferral Plan, which is a non-qualified tax deferral plan sponsored by the Parent. Representatives may defer, based upon their election, up to 50% of their commissions earned. This amount, as well as matching contributions in the amount of $4,024, has been paid to LMG by the Company for the year ended December 31, 2001, and are included in marketing and sales promotion expense in the Company's Statement of Operations. LMG invests the amounts paid by the Company and bears any administrative expenses. All market risk relating to the plan is borne by the Representatives.

11. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of minimum Net Capital equal to the greater of $5,000 or 6 2/3% of Aggregate indebtedness, both as defined in rule 15c3-1. In addition, the ratio of Aggregate Indebtedness to Net Capital may not exceed 15 to 1. At December 31, 2001, the Company had Net Capital of $361,930 which was $298,150 in excess of its required Net Capital of $63,780. The Company's ratio of Aggregate Indebtedness to Net Capital was 2.64 to 1.

12. Income Taxes

The benefits from federal and state income taxes consist of amounts currently receivable and amounts deferred which are shown below:

	For the Year Ended December 31, 2001
Current tax benefit:	
Federal	$ (391,589)
State	(56,624)
Total current	(448,213)
Deferred tax benefit:	
Federal	(81,517)
State	(23,250)
Total deferred	(104,767)
Total income tax benefit	$ (552,980)

Deferred tax benefits result primarily from Representative stock option expense and deferred rent. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income to utilize these assets. Management believes that realizability of the deferred tax assets is likely.

At December 31, 2001, a receivable from the Parent of $106,345 included in due from affiliates, net, represents amounts currently receivable from the Parent for tax benefits earned.

13. Concentrations of Risk

During 2001, sales of one sponsor's products comprised approximately 25% of the Company's total revenues.

All cash and cash equivalents at December 31, 2001 are held by a single financial institution, which exceeds existing federal deposit insurance limits.

Additional Information

Legacy Financial Services, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001

Schedule I

Net Capital	
Total shareholder's equity	$ 656,599
Deductions and/or charges:	
Non-allowable assets:	
Non-allowable commission receivable	18,133
Prepaid expenses	6,993
Due from affiliate	160,184
Deferred rent	69,042
Deposits and other assets	23,462
Total non-allowable assets	277,814
Net capital before haircuts on securities position	378,785
Haircuts	16,855
Net capital	$ 361,930
Aggregate Indebtedness	$ 956,704
Computation of Basic Net Capital Requirement	
Minimum Net capital requirement of 6 2/3% of Aggregate Indebtedness or $5,000, whichever is greater	$ 63,780
Excess Net capital	$ 298,150
Ratio of Aggregate Indebtedness to Net Capital	2.64 to 1

Reconciliation to Focus IIA filing

The following differences exist between the above Net Capital computation and the Net Capital computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filed on January 25, 2001:

Net Capital as reported previously in the Company's FOCUS IIA filing	$ 301,666
Non-allowable assets improperly netted against liabilities	47,631
Other audit adjustments, net	12,633
Net Capital, as reported above	$ 361,930

Legacy Financial Services, Inc.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (ii) of subparagraph (k)(2) of the Rule.



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Supplementary Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
and Shareholder of Legacy Financial Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Legacy Financial Services, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in SEC Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13; (ii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (iii) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitation in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, shareholder, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

PricewaterhouseCoopers LLP

February 22, 2002


PRICEWATERHOUSECOOPERS

Legacy Financial Services, Inc.

Financial Statements and Supplemental Schedules
December 31, 2001